

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Allan Camaisa
Chief Executive Officer
Calidi Biotherapeutics, Inc.
4475 Executive Drive, Suite 200
San Diego, CA 92121

> **Re: Calidi Biotherapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 12, 2023**
> **File No. 333-274885**

Dear Allan Camaisa:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 19, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1. For any shares of common stock being registered for resale that were acquired at a discount to the SPAC IPO price, disclose the price per share that each group of selling securityholders paid for such shares. For example, if the shares issued for cancellation of debt, or under the forward purchase or PIPE agreements, were acquired or are acquirable at less than $10.00 per share, please indicate the price that such group of selling securityholders paid or will pay for such shares. In addition, as requested by prior comment 9, to the extent that shares being offered for resale were or will be acquired at a discount to the SPAC IPO price, disclose that while such selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the

current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please expand your risk factor disclosure as appropriate.

Prospectus Summary, page 4

2.   We note your response to comment 2, and re-issue in part. As your warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants in the prospectus summary, risk factors, and MD&A.

Risk Factors

The Settlement Amount, if any, to Be Paid Under the Forward Purchase Agreements is subject to adjustment, page 62

3.   We note your response to comment 8 and re-issue in part. Please revise to provide:
   • a clear statement as to whether these agreements are intended to be a source of liquidity to Calidi after the consummation of the business combination, and, if so, disclose the minimum and maximum amount of capital that could be raised by Calidi under these agreements;
   • the risks and benefits to each of Calidi and the Sellers based upon how the agreements operate, including a clear description of Calidi's maximum monetary and dilutive exposure arising under these agreements and when such exposure would arise; and
   • the amount of cash Calidi has received to date, if any, and how such amounts were determined.

Management's Discussion and Analysis
Company's Overview, page 64

4.   We note your response to comment 6 and re-issue in part. Please revise to address the portion of the prior comment which requested that if the company is likely to have to seek additional capital, discuss the effect this offering could have on the company's ability to raise additional capital.

5.   We note your response to comment 7 and re-issue. Please expand your discussion in this section to reflect that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.

Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott E. Bartel, Esq.